EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 13, 2009 relating to the financial statements of JDA Software Group, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of the provisions of the Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in 2007) and our report dated March 13, 2009 on the effectiveness of JDA Software Group, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of JDA Software Group, Inc. and subsidiaries for the year ended December 31, 2008 and incorporated by reference in Registration Statement No. 333-128255 on Form S-8.
DELOITTE & TOUCHE LLP
Phoenix, Arizona
July 20, 2009